UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K
(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

RETIREMENT AND SAVINGS PLAN FOR AMGEN MANUFACTURING, LIMITED
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title of the plan)

AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California	91320-1799
(Address of principal executive offices)	(Zip Code)

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2001 and 2000

REPORT OF INDEPENDENT AUDITORS

Amgen Manufacturing, Limited, as Named Fiduciary,
    and the Plan Participants of the Retirement
    and Savings Plan for Amgen Manufacturing, Limited.

We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) at December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of expressing an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2001 financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the 2001 financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

May 17, 2002

Stamp No. 1770799
affixed to
original of
this report.

THE RETIREMENT AND SAVINGS PLAN FOR AMGEN MANUFACTURING, LIMITED

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	2000
ASSETS
Investments at fair value	$22,073,758	$22,506,843
Contributions receivable	89,540	99,401

Net assets available for benefits	$22,163,298	$22,606,244

See accompanying notes.

THE RETIREMENT AND SAVINGS PLAN FOR AMGEN MANUFACTURING, LIMITED

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2001	2000
Additions to net assets:
Employee contributions	$1,575,554	$1,354,522
Employer contributions	1,376,942	1,069,713
Interest and dividend income	225,401	1,002,651

Total additions	3,177,897	3,426,886
Deductions from net assets:
Benefits paid	(782,784)	(768,458)
Realized/unrealized loss	(2,838,059)	(1,556,378)

Total deductions	(3,620,843)	(2,324,836)
Net (decrease) increase	(442,946)	1,102,050
Net assets available for benefits at beginning of year	22,606,244	21,504,194

Net assets available for benefits at end of year	$22,163,298	$22,606,244

See accompanying notes.

THE RETIREMENT AND SAVINGS PLAN FOR AMGEN MANUFACTURING, LIMITED

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1.    Description of the Plan

The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective May 1, 1992 (amended and restated effective April 1, 1996) as a defined contribution plan covering substantially all domestic employees of Amgen Manufacturing Limited (the Company). The Plan, as amended, is intended to qualify under sections 1165(a) and (e) of the Puerto Rico Income Tax Act of 1954 (the Act), sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA). On January 1, 2002, the name of the Plan was changed from The Retirement and Savings Plan for Amgen Puerto Rico, Inc. as Amgen Manufacturing, Limited assumed the responsibilities of the work force of Amgen Puerto Rico, Inc.

Contributions

During 2001 and 2000, participants could elect to contribute up to 10% of their pretax annual compensation (up to a maximum contribution of $10,500 in each year). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2002, participants may elect to contribute up to 30% of their pretax annual compensation (up to a maximum of $11,000 in 2002).

Each pay period, the Company makes a contribution of 100% of the first 5% of eligible compensation contributed by the employee (Matching Contribution). In addition, the Company supplements the matching contribution for all eligible employees, whether or not they have elected to make contributions to the Plan, with a contribution equal to 3% of each eligible employee’s compensation (Core Contribution).

Participants select the funds in which their contributions are to be invested, electing among various investment alternatives. Participants may elect for their contributions to be invested in more than one fund; however, no more than 50% of their total contributions may be invested in the Amgen Inc. Stock Fund. Participants may change their investment options at any time.

THE RETIREMENT AND SAVING PLAN FOR AMGEN MANUFACTURING, LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

Vesting

Participants are immediately vested with respect to their individual contributions and earnings thereon. Participants become vested in their allocated Company Matching Contributions and related earnings at a rate of 25% per year for each of their first four years of service completed.

The Company Core Contributions and related earnings become 100% vested upon completion of five years of service, with no partial vesting. Generally, employees must work a minimum of 1,000 hours within a Plan year to receive vesting for that year of service. Company contributions become fully vested upon attainment of normal retirement age, disability, or death.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeited balances of terminated participants’ nonvested accounts during 2001 were used to reduce future Company contributions.

Payment of Benefits

Upon termination of service due to death, disability (as defined by the Plan) or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested account balance in either a lump-sum payment in cash and/or shares of the Company’s common stock. The number of shares of Company common stock to be paid is based on the quoted market value of such stock on the date the Plan is valued following employee notification.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to Company approval, participants can generally obtain a loan from their account up to the lesser of an amount equal to 50% of the participant’s vested account balance or $50,000, less any outstanding loans. The loans bear interest at average borrowing rates of certain major banks (ranging from 8.00% to 9.40%) and are generally payable in installments over periods ranging from one to five years. Principal and interest payments are allocated to the participant’s account.

THE RETIREMENT AND SAVING PLAN FOR AMGEN MANUFACTURING, LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

Trustee

Banco Santander acts as the Plan’s trustee.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Income

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the period. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values determined through reference to public market information on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

THE RETIREMENT AND SAVING PLAN FOR AMGEN MANUFACTURING, LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2001	2000
Amgen Inc. Stock Fund	$10,512,940	$11,229,275
Fidelity Magellan Fund	3,014,112	3,021,450
Fidelity Spartan U.S. Equity Index	1,883,289	2,028,150
Fidelity OTC Portfolio	1,624,104	1,811,568
Fidelity Growth and Income Portfolio	1,200,860	1,160,008

During 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2001	2000
Amgen Inc. Stock Fund	$(1,360,466)	$678,346
Mutual funds	(1,477,593)	(2,234,724)

	$(2,838,059)	$(1,556,378)

4.    Income Tax Status

In April 1996, the Company received a determination letter from the Puerto Rico Treasury Department, stating that the Plan is qualified, in form, under the Puerto Rico Income Tax Act and, therefore, the related trust forming a part of the Plan is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Act to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Act and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax qualified status. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5.    Services Provided by the Company

The Company provides certain administrative and record keeping services for the Plan at no cost to the Plan participants. In addition, the Company has paid the trustee fees and other related costs on behalf of the Plan.

THE RETIREMENT AND SAVING PLAN FOR AMGEN MANUFACTURING, LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

6.    Subsequent Decline in Market Value (Unaudited)

As of June 20, 2002, the fair market value of Amgen common stock declined 27% from the fair market value as of December 31, 2001. Based on the number of shares of common stock held by the plan at December 31, 2001, the fair market value of the Amgen Inc. Stock Fund on June 20, 2002 would have been $7,696,575.

SUPPLEMENTAL SCHEDULE

THE RETIREMENT AND SAVINGS PLAN FOR AMGEN MANUFACTURING, LIMITED

EIN: 98-0210484
Plan: 35322

SCHEDULE H, LINE 4I—SCHEDULE OF ASSETS (Held at End of Year)

December 31, 2001

Identity of Issue	Description of Investment	Current Value
Amgen Inc.*	Common stock 138,274 shares	$10,512,940
Fidelity Magellan Fund	Mutual fund 28,921 shares	3,014,111
Fidelity Growth &Income Portfolio	Mutual fund 32,126 shares	1,200,860
Fidelity Retirement Money Market Portfolio	Money market portfolio	417,256
Fidelity Overseas Fund	Mutual fund 20,197 shares	553,807
Fidelity Spartan U.S. Equity Index	Mutual fund 46,341 shares	1,883,289
Fidelity Short-Term Bond	Mutual fund 85,835 shares	755,345
Fidelity OTC Portfolio	Mutual fund 52,105 shares	1,624,104
Fidelity Asset Manager	Mutual fund 8,756 shares	135,721
Fidelity Asset Manager: Growth	Mutual fund 25,752 shares	369,287
Fidelity Asset Manager: Income	Mutual fund 16,445 shares	186,324
Fidelity U.S. Bond Index Portfolio	Mutual fund 17,514 shares	189,152
Fidelity Contrafund	Mutual fund 9,624 shares	411,624
Participant loans*	Interest rates from 8.00% to 9.40%	819,938

		$22,073,758

*	Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date: 6/25/02	By:	/S/ RICHARD D. NANULA
Richard D. Nanula Chief Financial Officer Amgen Manufacturing, Limited

THE RETIREMENT AND SAVINGS PLAN FOR AMGEN MANUFACTURING, LIMITED

INDEX TO EXHIBIT

Consent of Ernst & Young LLP, Independent Auditors	Exhibit 23